

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 4, 2008

By U.S. Mail and Facsimile to: (717) 338-2130

David W. Cathell
Senior Vice President and Chief Financial Officer
ACNB Corporation
16 Lincoln Square
Gettysburg, PA 17325-3129

>   **Re: ACNB Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2008**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2008**
>   **(File No. 000-11783)**

Dear Mr. Cathell:

　　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1 – Business

ACNB Corporation, page 3

1.   You disclose on page 4 that Russell Insurance Group, Inc. is reported as a separate segment. In future filings, please include the information required by Item 101(b) of Regulation S-K or include a cross-reference to the financial

statements in which this data is reported.

Item 5 – Market for the Registrant's Common Equity…, page 15

2.   We note that the company uses a custom peer group for purposes of its
        performance graph on page 16. In future filings, please disclose the names of the
        issuers that comprise this peer group. Refer to Instruction 5 to Item 201(e) of
        Regulation S-K.

Item 10 – Directors, Executive Officers and Corporation Governance

Information as to Nominees and Directors, page 8 of Definitive Proxy Statement on
Schedule 14A

3.   You state the current occupation of many of the company's directors, but it is
        unclear whether you have described the business experience of each director
        during the past five years. In future filings, please revise to clarify that the
        information presented covers the business experience of each director during the
        past five years in accordance with Item 401(e)(1) of Regulation S-K.

Item 11 – Executive Compensation

The Role of a Consultant in Setting Compensation, page 14 of Definitive Proxy
Statement on Schedule 14A

4.   In future filings, please elaborate as to the members of the peer group used by the
        Compensation Committee to determine executive compensation.

Bonus Awards, page 15 of Definitive Proxy Statement on Schedule 14A

5.   We note that the bonus payable to Mr. Russell is determined based upon pre-tax
        agency income. In future filings, please disclose the formula used to calculate
        Mr. Russell's bonus.

Employment Agreements, page 22 of Definitive Proxy Statement on Schedule 14A

6.   We note on page 17 of the company's definitive proxy statement that the
        company has entered into an employment agreement with Mr. Russell. In future
        filings, please revise to disclose the material terms of his employment agreement.

Potential Payments upon Termination or Change in Control, page 23 of Definitive Proxy
Statement on Schedule 14A

7.   In future filings, please revise to explain how the company determined the

appropriate payment and benefit levels under the various circumstances that trigger payments or provisions of benefits to your named executive officers. Please also address the circumstances that would trigger payments or provisions of benefits to Mr. Russell in your narrative disclosure.

Signatures, page 80

8.   In future filings, please have Mr. Cathell sign the registration statement along with the members of the board of directors and the principal executive officer in his capacity as the company's principal financial officer. Please also identify the individual that has signed the registration statement in his or her capacity as controller or principal accounting officer. Refer to General Instruction D to Form 10-K.

Exhibits 31.1 and 31.2

9.   We note that paragraphs 2, 3 and 4 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include references to the "annual report" rather than referring to the "report" and certain information in paragraph 4(d) has been revised and omitted. We also note that you have made similar modifications in your certifications included as Exhibits 31.1 and 31.2 to your quarterly reports on Form 10-Q. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 2

Note 6 – Segment Information, page 7

10.   You state you paid contingent consideration of $3,000,000 for the purchase of Russell Insurance Group in the second quarter of 2008. However, we could not locate this amount on the Statement of Cash Flows as of June 30, 2008. Please tell us where this payment is located in the statement and revise future filings as needed.

Financial Condition, page 15

Allowance for Loan Losses, page 16

11.   We note that you attribute the increase in nonperforming loans to a $2.375 million

commercial real estate credit in which further scheduled payments are unlikely in absence of sales of the underlying collateral. Please tell us and revise future filings as follows:

- Provide further detail on the $2.375 million loan including, but not limited to a description of the property and the terms and conditions of the loan including its origination date;
- Discuss if you are in the process of foreclosure on the property underlying the $2.375 million loan and if not, your plans for collection on the loan since as noted above you state that scheduled payments are unlikely;
- State the amount of allowance you have recorded for this loan and tell us how its determination is consistent with your allowance methodology disclosed.

12.   In the fourth paragraph on page 16, you state individual loan impairment is primarily based on the loan's collateral fair value and other observable input. Paragraph 13 of SFAS 114 states that you may only measure impairment based on the fair value of collateral when you determine that foreclosure is probable. Please tell us and revise future filings to clarify if you believe that foreclosure is probable on your impaired loans. If you do not believe that foreclosure is probable, please explain to us why you do not believe measurement based on present value of expected future cash flows or an observable market price would be more appropriate, as stated in SFAS 114.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper at (202) 551-3396 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney